Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-4499

(212) 818-8800

Facsimile	direct dial number
(212) 818-8881	(212) 818-8602
email address
eschwartz@graubard.com

August 1, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Elong Power Holding Ltd.
Registration Statement on Form F-4
Filed June 27, 2024
File No. 333-280512

Ladies and Gentlemen:

On behalf of Elong Power Holding Limited (the “Company”), we hereby respond as follows to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 10, 2024, relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth on the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form F-4 filed June 27, 2024

Summary of the Proxy Statement/Prospectus

PRC Approvals of and the Filing Required for the Business Combination, page 32

1.	We note your revisions in response to prior comment 2 and reissue in part. Please revise to state that the PRC government may intervene in or influence your operations at any time.

We have revised the disclosure in the Registration Statement as requested.

Recent Developments, page 170

2.	We note your disclosure stating that subsidiaries of Elong have entered into an energy storage equipment sales agreement with Nengjian Henan Urban Construction Engineering Co. on May 18, 2024, and a battery pack sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd., on June 12, 2024. Please revise your disclosure to describe the material terms of these agreements. In addition, if Elong considers these agreements to be material to your business and operations, include them as exhibits to this registration statement or tell us why you are not required to do so.

We have revised the Registration Statement to disclose the material terms of the above-referenced agreements as requested.

We respectfully submit, however, that the agreements are not required to be filed as exhibits to the Registration Statement. The agreements are for the sale of high-power lithium-ion batteries for EV charging and large-capacity lithium-ion batteries for an energy storage system. As a developer, manufacturer and seller of lithium-ion batteries, each agreement is “such as ordinarily accompanies the kind of business conducted by” Elong and its subsidiaries, as described in Item 601(b)(10)(ii) of Regulation S-K.

Furthermore, Elong’s business is not “substantially dependent” on the agreements, as described in Item 601(b)(10)(ii)(B) of Regulation S-K. Elong does not depend on either agreement operationally, technologically or otherwise. In addition, the agreements do not constitute “continuing contracts to sell the major part of” Elong’s products. First, each agreement is short term in nature. Elong expects that the contracts will be fulfilled before the end of the calendar year. Accordingly, Elong is not relying on either contract to generate a substantial portion of its revenue over an extended period of time. Second, Elong expects to sign numerous similar agreements with its customers. As Elong’s business continues to ramp up in coming quarters, Elong expects that revenues attributable to each of these agreements will increasingly account for a relatively less significant part of its overall revenues. For these reasons, Elong does not believe that the overall success of its business will be “substantially dependent” on any either of these agreements or on any one sales agreement of this type.

For the foregoing reasons, Elong has concluded that Item 601(b)(10) of Regulation S-K does not require that the agreements be filed as exhibits to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Xiaodan Liu, Chief Executive Officer